FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2016

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

Calle Las Begonias 415

San Isidro, Lima, PerU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

BUENAVENTURA ANNOUNCES THE FIRST DORÉ BAR PRODUCED AT TAMBOMAYO

Lima, Peru, December 30, 2016 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company announced today that the commissioning of the processing plant of the Tambomayo project located in the district of Tapay, province of Caylloma (Arequipa) was successfully completed in December. The ramp-up started immediately obtaining the first doré bar on December 30.

The metallurgical process at Tambomayo consists of primary crushing, grinding and cyanidation in tanks that later will be processed on a Merrill-Crowe plant. The precipitate will be dried and smelted obtaining doré-bars (gold and silver). The tailings of the cyanidation process will enter into a flotation process to obtain lead and zinc concentrates.

Project overview:

1.	Reserves and resources: 2.6M MT, 700k Au Oz and 22.9M Ag Oz
2.	Plant Capacity: 1,500 MTD
3.	Total CAPEX: USD 362M
4.	Construction time of the mine and plant: 36 months
5.	Estimated annual production: 140k – 160k Au ounces, 3.3M – 3.8M Ag ounces
6.	Estimated commercial operation date: March – April 2017

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release

Contacts in Lima:

Carlos Galvez, Chief Financial Officer

Tel: (511) 419-2540

Daniel Dominguez, Manager of Financial Planning and Investor Relations

Tel: (511) 419-2591

Email:

daniel.dominguez@buenaventura.pe

Rodrigo Echecopar, Investor Relations Coordinator

Tel: (511) 419-2609

Email: rodrigo.echecopar@buenaventura.pe

Contacts in New York

Maria Barona - Rafael Borja

i-advize Corporate Communications

Tel (212) 406 3691 - 3693

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date:December 30, 2016